1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 3, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Anu Dubey and Mr. John Kernan

Re:	PIMCO ETF Trust (the “Registrant”)
File No. 333-279943

Ladies and Gentlemen:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments to the Registrant’s Information Statement/Prospectus on Form N-14 (“Information Statement/Prospectus”) with respect to the proposed reorganization (“Reorganization”) of PIMCO Mortgage-Backed Securities Fund (the “Acquired Fund”), a series of PIMCO Funds, with and into PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund (the “Acquiring Fund”), a series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Information Statement/Prospectus.

Accounting Comments

Comment 1: Please confirm the 10-year Expense Example for Class C Shares of the Acquired Fund. The Expense Example does not appear to correctly factor in the expense impact of the automatic conversion to Class A shares after eight years.

Anu Dubey and John Kernan July 3, 2024 Page 2

Response: The Registrant will update the Expense Example as follows:

	Year 1	Year 3	Year 5	Year 10
PIMCO Mortgage-Backed Securities Fund (Acquired Fund)
Institutional Class	$129	$403	$697	$1,534
Class I-2	$139	$434	$750	$1,646
Class I-3	$145	$460	$798	$1,753
Class A	$538	$882	$1,248	$2,277
Class C	$345	$754	$1,290	$2,571
Pro Forma - Acquiring Fund - PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund	$119	$372	$644	$1,420

If you do not redeem your shares

	Year 1	Year 3	Year 5	Year 10
PIMCO Mortgage-Backed Securities Fund (Acquired Fund)
Class A	$538	$882	$1,248	$2,277
Class C	$245	$754	$1,290	$2,571

Legal Comments

Letter to Shareholders

Comment 2: In the letter to Shareholders, given that the Acquiring Fund’s expense waiver is disclosed in the fee table as “Not Applicable,” please explain in correspondence why disclosure in the letter to Shareholders says that the Acquiring Fund has a lower “net” expense ratio.

Response: The Registrant has revised the disclosure as follows (deleted language struck through):

The Conversion will provide multiple potential benefits for shareholders, including an anticipated lower ~~net~~ expense ratio and intraday trading flexibility.

Questions and Answers

Comment 3: In the response to “What is happening to PIMCO Mortgage-Backed Securities Fund? Why am I receiving this document?”, please disclose which class of shares of PIMCO Government Money Market Fund that each applicable Acquired Fund shareholder will receive in lieu of receiving Acquiring Fund shares.

Response: The Registrant has updated the disclosure as follows (new language underlined):

with respect to Acquired Fund Shareholders who hold Acquired Fund Shares with the Acquired Fund through a direct retirement account or through a defined contribution plan, for direct accounts with UMB Bank, n.a. listed as the custodian, the exchange of Acquired Fund Shares for shares of the equivalent share class of PIMCO Government Money Market Fund, equal in value to the net asset value of such Acquired Fund Shares held by such Acquired Fund Shareholders. I-3 Shares of the Acquired Fund may not be held through a direct retirement account or through a defined contribution plan.

Anu Dubey and John Kernan July 3, 2024 Page 3

Comment 4: In response to “What is happening to PIMCO Mortgage-Backed Securities Fund? Why am I receiving this document?”, please disclose what “indirect” means in connection with “indirect defined contribution plans.”

Response: The Registrant has updated the disclosure as follows (new language underlined):

For indirect defined contribution plans held through an intermediary (i.e., accounts not directly registered in the name of the defined contribution plan at the Acquired Fund’s transfer agent) the handling of the of Acquired Fund shares is dependent on the terms of the applicable defined contribution plan agreement (or other applicable agreement). Below is additional information regarding Acquiring Fund shareholders.

Comment 5: In response to “How will the Conversion affect me as a shareholder?”, please clarify what indirect accounts are and then also reconcile the reference to indirect accounts with the earlier disclosure regarding “indirect defined contribution accounts” referenced in Comment 4.

Response: The Registrant has updated the disclosure as follows (new language underlined):

For indirect accounts held through an intermediary (i.e., accounts not directly registered in the name of the shareholder or defined contribution plan at the Acquired Fund’s transfer agent), the handling of the Acquired Fund shares is dependent on the terms of the applicable defined contribution plan agreement (or other applicable agreement).

Comment 6: In response to “How will the Conversion affect me as a shareholder?”, under the heading Direct Non-Retirement Accounts, please state or disclose that Shareholders will receive cash equal to the NAV of the Acquired Fund rather than only saying that shares are expected to be liquidated.

Response: The Registrant has updated the disclosure as follows (new language underlined):

If your assets are not moved to a brokerage account in advance of the Conversion Date, your Acquired Fund shares are expected to be liquidated and you will receive cash equal in value to the NAV of your liquidated Acquired Fund Shares upon the Conversion Date, which may be a taxable event.

Anu Dubey and John Kernan July 3, 2024 Page 4

Comment 7: In response to “Will the fees and expenses of the Acquiring Fund be lower than the fees and expenses of the Acquired Fund?”, if accurate, please disclose that PIMCO may recoup waived expenses from the Acquiring Fund and/or the Acquired Fund. With respect to the Acquired Fund, please disclose if such ability to recoup carries over to the Acquiring Fund and briefly describe the terms of the ability to recoup.

Response: The Registrant has revised the disclosure as follows (new language underlined; deleted language struck through):

Yes. Following the Conversion, the Acquiring Fund is expected to have a lower ~~net~~ expense ratio than the net expense ratio of each share class of the Acquired Fund as the Acquiring Fund is subject to a lower management fee and no distribution and/or service (12b-1) fee. In addition, the Acquiring Fund is expected to have a lower ~~net~~ expense ratio after taking into consideration fees waived and/or expenses reimbursed pursuant to an expense limitation agreement between the Investment Adviser and the Acquired Fund. Under the expense limitation agreement, PIMCO may recoup these waivers and/or reimbursements in future periods, not exceeding three years, provided that applicable expenses, plus recoupment, do not exceed the expense limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the expense limit). PIMCO may not recoup from the Acquiring Fund any expenses previously waived and/or reimbursed for the Acquired Fund. The Acquiring Fund is also expected to have lower gross expenses, before giving effect to fee waivers and/or expense reimbursements, than any class of shares of the Acquired Fund.

Comment 8: In response to “Who will pay the costs in connection with the Conversion?”, please disclose who will pay “brokerage fees and expenses related to the disposition and acquisition of Acquired Fund assets (including any disposition to raise cash to pay redemption proceeds) [that] will not be covered by PIMCO.”

Response: The Registrant has revised the disclosure as follows (new language underlined; deleted language struck through):

PIMCO will pay the costs incurred by the Funds associated with the Conversion (including the legal costs associated with the Conversion). However, brokerage fees and expenses related to the disposition and acquisition of Acquired Fund assets (including any disposition to raise cash to pay redemption proceeds) will be borne by the Acquired Fund and/or the Acquiring Fund, as applicable ~~not be covered by PIMCO~~.

Anu Dubey and John Kernan July 3, 2024 Page 5

Information Statement/Prospectus

Comment 9: In response to “How do the Funds’ investment objectives, principal investment strategies, and investment policies compare?”, please revise the 80% policy of the Acquiring Fund to apply to “mortgage-backed securities.” See Rule 35d-1(a)(2).

Response: The disclosure accurately reflects the 80% policy of the Acquiring Fund.

The Registrant acknowledges the Staff previously provided comments to the 80% policy of the Acquiring Fund in connection with the Acquiring Fund’s preliminary registration statement filed as Post-Effective Amendment No. 486 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 488 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “preliminary registration statement”), and the Registrant respectfully reiterates that it does not believe that the Acquiring Fund’s use of the term “mortgage-related Fixed Income Instruments” rather than “mortgage-backed securities” in its 80% policy raises any issue under Rule 35d-1.

As discussed in the response letters provided in response to the Staff’s comments to the preliminary registration statement, funds may include, in addition to the investments referenced in their names, other instruments (such as synthetic instruments) for purposes of a fund’s 80% policy so long as such other instruments have economic characteristics similar to the investment(s) referenced in the fund name. The mortgage-related Fixed Income Instruments included in the Acquiring Fund’s 80% policy are mortgage-backed securities, or have economic characteristics similar to mortgage-backed securities, and, therefore, the Registrant respectfully declines to make the requested change to the Acquiring Fund’s 80% policy.

Further, the SEC has made it clear that industry usage of terms is an important consideration in establishing an 80% policy. In that light, the Registrant is aware of other registered funds that include “Mortgage-Backed Securities” in their names and explicitly disclose that mortgage-related fixed-income instruments are considered in scope for their 80% policies.

Comment 10: Please revise Call and Put Strategy Risk to incorporate the changes made in the Acquiring Fund’s registration statement in response to a Staff comment on the preliminary registration statement filing for the Acquiring Fund so that the risk disclosure describes maximum losses in addition to maximum gains.

Anu Dubey and John Kernan July 3, 2024 Page 6

Response: The Registrant has updated the disclosure as follows (new language underlined; deleted language struck through):

Call and Put Strategy Risk: The Fund may write calls and/or puts on instruments the Fund owns or otherwise has exposure to (covered calls or covered puts) or write calls and/or puts on instruments to which the Fund has no exposure (naked calls or naked puts) in return for a premium. The Fund may pursue such a strategy directly or within the structure of an asset-linked note (such as mortgage-linked notes that may count towards the Fund’s 80% policy). Under a call or put writing strategy (either directly or indirectly through an asset-linked note), the Fund typically would expect to receive cash (or a premium) for having written (sold) a call or put option, which enables a purchaser of the call to buy (or the purchaser of the put to sell) the asset on which the option is written at a certain price within a specified time frame.

Writing call ~~or put~~ options will limit the Fund’s opportunity to profit from an increase in the market value and other returns of the underlying asset to the exercise price (plus the premium received). ~~In particular, this will mean that t~~ The Fund’s maximum potential gain via a written covered call ~~or put~~ will generally be expected to be the premium received from writing a covered call ~~or put~~ option plus the difference between any lower price at which the Fund acquired exposure to the applicable underlying asset and any higher price at which a purchaser of the call ~~or put~~ option may exercise the call ~~or put~~ option. The Fund’s maximum potential gain via a written naked call or any put will generally be the premium received from writing the option. The Fund’s maximum potential loss on a written covered call is the purchase price paid for the underlying asset minus the premium received for writing the option. The Fund’s maximum potential loss on a written uncovered call is theoretically limitless as the value of the underlying asset rises. The Fund’s maximum potential loss on a written put is the entire strike price minus the premium received for writing the option as the value of the underlying asset could fall to zero. Therefore, ~~covered~~ written calls and ~~covered~~ puts can result in overall losses and detract from the Fund’s total returns even though the call or put options produce premiums and may initially produce income and cash flow to the Fund (and distributions by the Fund) for having written the call or put options. ~~The Fund’s maximum potential gain via a naked call or put will generally be expected to be limited to the premium received from writing a naked call or put option.~~

Buying a call option or put option will generally involve the Fund paying a premium on the option, which may detract from returns and may not limit losses. The Fund may lose the initial amount invested in the call option or put option.

When the Fund purchases an asset-linked note with call or put writing exposure embedded within it from a counterparty, the Fund is expected to receive exposure to the premium of the call or put option within the note (such as in the form of a coupon from the note). Therefore, these notes can provide recurring cash flow and income to the Fund based on

Anu Dubey and John Kernan July 3, 2024 Page 7

the premiums that would be received from writing call or put options and this can be an important source of the Fund’s return, distributions and/or income. In a rising market, a covered call ~~or put~~ option may require an underlying instrument to be sold at an exercise price that is lower than would be received if the instrument was sold at the market price. If a call or put expires, the Fund would generally realize a gain in the amount of the premium received, but because there may have been a decline (unrealized loss) in the market value of the underlying instrument during the option period, the market value loss realized may exceed such gain. If the underlying instrument declines by more than the option premium the Fund receives, there will be a loss on the overall position, which will detract from the Fund’s total returns even if the call or put options written by the Fund produced premiums and initially produced ~~distributable~~ Fund distributions, returns, income and/or cash flow. When the Fund purchases an asset-linked note with call or put buying exposure, such exposure and any premiums paid for the call or put option exposure will generally detract from returns and may not limit losses.

Comment 11: In response to “How will the Conversion affect the fees and expenses that I pay as a shareholder of a Fund?”, if accurate, please disclose that PIMCO may recoup waived fees and expenses and briefly describe the terms of the ability to recoup.

Response: The Registrant has updated the relevant disclosure as follows (new language underlined; deleted language struck through):

Following the Conversion, the Acquiring Fund is expected to have a lower ~~net~~ expense ratio than the net expense ratio of each share class of the Acquired Fund as the Acquiring Fund is subject to a lower management fee and no distribution and/or service (12b-1) fee. In addition, the Acquiring Fund is expected to have a lower ~~net~~ expense ratio after taking into consideration fees waived and/or expenses reimbursed pursuant to an expense limitation agreement between the Investment Adviser and the Acquired Fund. Under the expense limitation agreement, PIMCO may recoup these waivers and/or reimbursements in future periods, not exceeding three years, provided that applicable expenses, plus recoupment, do not exceed the expense limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the expense limit). PIMCO may not recoup from the Acquiring Fund any expenses previously waived and/or reimbursed for the Acquired Fund.

Comment 12: In response to “How will the Conversion affect the fees and expenses that I pay as a shareholder of a Fund?”, please explain whether or not the Acquired Fund also has a unitary management fee like the Acquiring Fund. If the Acquired Fund has a unitary management fee like the Acquiring Fund, please revise the sentence below to clarify that this is not a difference between the two Funds. If the two Funds have different management fee structures, explain to the Staff why the lower net expense ratio of the Acquiring Fund is attributable to the unitary structure of the Acquiring Fund management fee.

Anu Dubey and John Kernan July 3, 2024 Page 8

The lower net expense ratio of the Acquiring Fund is attributable primarily to the unitary structure of the Acquiring Fund’s management fee, whereby the Investment Adviser pays all Acquiring Fund expenses (with certain exceptions) that exceed the amount of the management fee.

Response: Comment accepted. The Registrant will delete the sentence quoted in the Staff’s comment as the unitary fee structure of the Acquiring Fund is not the primary reason for the Acquiring Fund having a lower expense ratio as compared to the Acquired Fund.

Comment 13: In the fee table, please move the disclosure in footnote one elsewhere out of the fee table pursuant to Form N-14, Item 3(a).

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote to the fee table, consistent with the Staff comment provided to the 2016 annual update of another PIMCO-advised registrant.1 However, the Registrant respectfully declines to remove the footnote. The Registrant’s response, set forth below, is materially the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.2

To the extent the Acquired Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Acquired Fund incurs interest expense. Interest expense is required to be treated as an expense of the Acquired Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Acquired Fund’s use of such investments as an investment strategy.

[1]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[2]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018); Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 311, at comment 5 (Feb. 27, 2019)

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Anu Dubey and John Kernan July 3, 2024 Page 9

The Acquired Fund has a “unified fee” structure wherein the Acquired Fund pays a fixed advisory fee and supervisory and administrative fee to PIMCO in return for required services that PIMCO provides or arranges to provide for the Acquired Fund. This unified fee structure is described in the Acquired Fund’s statutory prospectus and the Information Statement/Prospectus and disclosed in the “Management Fees” line item of the fee table. Under the unified fee structure, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Acquired Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed aggregate fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Acquired Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Acquired Fund’s interest expense. As interest expense may vary, causing the Acquired Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section, Item 3 of which is incorporated by reference into Form N-14, should be to provide clear, concise information to facilitate investor comparison of the Acquired Fund with other funds. Without the current fee table footnotes describing the Acquired Fund’s interest expense and its effect on the Acquired Fund’s expense

[4]	Summary Prospectus Adopting Release at 31.
[5]	Id. at 16-17.

Anu Dubey and John Kernan July 3, 2024 Page 10

ratio, the Registrant believes the Acquired Fund’s fee tables would not adequately facilitate an investor comparison of the Acquired Fund’s costs against other funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Acquired Fund has a unified fee structure as described above, what comprises “Other Expenses” for the Acquired Fund is likely very different from what comprises “Other Expenses” for other funds. Therefore, the impact of “Other Expenses” on the Acquired Fund’s total expense ratio from year to year as compared to other funds’ expense ratios is likely to be quite different. For example, because the Acquired Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Acquired Fund, investors in the Acquired Fund have reasonably come to expect that the total expense ratio of the Acquired Fund is often the unified fee. Thus, without the footnotes to explain the non-routine instances where the Acquired Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee.

Thus, as General Instruction C(1)(a) to Form N-1A, relevant items of which are incorporated into Form N-14, states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Acquired Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the management fee in the Acquired Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Acquired Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnote, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 14: In footnotes two, three and four to the fee table, if PIMCO may recoup waived expenses, please disclose PIMCO’s ability to do so and briefly describe the terms of the ability to recoup. Also, if accurate, please disclose whether PIMCO’s right to recoup expires at the time of the reorganization.

Anu Dubey and John Kernan July 3, 2024 Page 11

Response: The Registrant has revised each footnote as follows (new language underlined):

Footnote 2: PIMCO has contractually agreed, through July 31, 2025, to reduce its supervisory and administrative fee for the Acquired Fund’s I-3 shares by 0.05% of the average daily net assets attributable to I-3 shares of the Acquired Fund. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. PIMCO may not recoup these reductions.

Footnote 3: PIMCO has contractually agreed through July 31, 2025 to waive a portion of the Acquired Fund’s supervisory and administrative fees, or reimburse the Acquired Fund, to the extent that the Acquired Fund’s organizational expenses (if any), pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). The Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term. In any month in which the supervision and administration agreement is in effect, PIMCO is entitled to reimbursement by the Acquired Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) within thirty-six months of the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. PIMCO may not recoup from the Acquiring Fund any expenses previously waived and/or reimbursed for the Acquired Fund.

Footnote 4: PIMCO has contractually agreed, through October 31, 2025, to waive its management fee, or reimburse the Acquiring Fund, to the extent that the Acquiring Fund’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees exceed 0.0049% of the Acquiring Fund’s average net assets (the “Expense Limit”). Under the Acquiring Fund’s Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided that pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit). PIMCO may not recoup from the Acquiring Fund any expenses previously waived and/or reimbursed for the Acquired Fund.

Anu Dubey and John Kernan July 3, 2024 Page 12

Comment 15: Given that the Funds’ fee waivers are not applicable, please move disclosure in footnotes three and four to the fee table elsewhere out of the fee table pursuant to instruction 3(e) to Item 3 of Form N-1A. Regarding footnote three, as moved elsewhere, please disclose whether the ability to recoup waived expenses within thirty-six months of the time of the waiver carries over to the Acquiring Fund.

Response: Without necessarily agreeing with the Staff’s interpretation of instruction 3(e) to Item 3 of Form N-1A, the Registrant has moved footnotes 3 and 4 to immediately precede the fee table. Please see the response to Comment 14 for edits made to the disclosure contained in footnote three.

Comment 16: Under the heading “Investment Management Fees – Acquired Fund”, please disclose whether or not PIMCO’s ability to recoup waived expenses carries over to the Acquiring Fund.

Response: PIMCO has revised the disclosure as follows (new language underlined):

PIMCO has contractually agreed through July 31, 2025 to waive a portion of the Acquired Fund’s supervisory and administrative fees, or reimburse the Acquired Fund, to the extent that the Acquired Fund’s organizational expenses (if any), pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). The Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term. In any month in which the supervision and administration agreement is in effect, PIMCO is entitled to reimbursement by the Acquired Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) within thirty-six months of the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. PIMCO may not recoup from the Acquiring Fund any expenses previously waived and/or reimbursed for the Acquired Fund.

Comment 17: Under the heading “Investment Management Fees – Acquired Fund” , please revise the sentence “PIMCO has contractually agreed, through July 31, 2025, to reduce its supervisory and administrative fee for the Acquired Fund’s I-3 shares by 0.05% of the average daily net assets attributable to I-3 shares of the Acquired Fund” to disclose any ability of PIMCO to recoup these waived expenses and disclose whether or not any ability to recoup carries over to the Acquiring Fund.

Anu Dubey and John Kernan July 3, 2024 Page 13

Response: The Registrant has revised the disclosure as follows (new language underlined):

PIMCO has contractually agreed, through July 31, 2025, to reduce its supervisory and administrative fee for the Acquired Fund’s I-3 shares by 0.05% of the average daily net assets attributable to I-3 shares of the Acquired Fund. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term. PIMCO may not recoup these reductions.

Comment 18: Under the heading “INFORMATION ABOUT THE CONVERSION – Reasons for the Conversion”, please disclose specifically how there is potential for cost savings from economies of scale for the Acquiring Fund given the unitary fee structure.

Response: The Registrant has revised the disclosure as follows (deleted language struck through):

In addition, PIMCO believes that the Conversion presents attractive opportunities for growth for the Acquiring Fund in light of its expected positioning as an ETF within its investment category, and is intended to expand PIMCO’s ability to deliver more of its investment capabilities in an ETF vehicle. PIMCO believes that there is the potential for enhanced growth for the Acquiring Fund based on PIMCO’s assessment of the ETF market for the investment strategy, taking into account, among other factors, peers, trends and demands in its investment category, and the benefits of such growth~~, such as the potential for cost savings from economies of scale~~.

Comment 19: Under the heading “CAPITAL STRUCTURE AND SHAREHOLDER RIGHTS”, please highlight material differences in organizational document provisions pursuant to Item 3(b) of Form N-14.

Response: The Registrant has revised the disclosure as follows (new language underlined):

The Acquired Fund is a series of PIMCO Funds, an open-end, registered management investment company. PIMCO Funds was organized as a Massachusetts business trust on February 19, 1987. The operations of PIMCO Funds are governed by its Amended and Restated Declaration of Trust and Amended and Restated By-Laws, each dated November 4, 2014, as amended from time-to-time, and state law. PIMCO Funds also must adhere to the 1940 Act,

Anu Dubey and John Kernan July 3, 2024 Page 14

the rules and regulations promulgated by the SEC thereunder, and any applicable state securities laws. The Acquiring Fund is a series of PIMCO ETF Trust. PIMCO ETF Trust, an open-end, registered management investment company, was established as a Delaware statutory trust on November 14, 2008. PIMCO ETF Trust operates pursuant to an Amended and Restated Declaration of Trust dated November 4, 2014, as amended from time-to-time, its By-Laws dated May 12, 2015, as amended from time-to-time, and state law. PIMCO ETF Trust also must adhere to the 1940 Act, the rules and regulations promulgated by the SEC thereunder, and any applicable state securities laws. The organizational documents of PIMCO Funds and PIMCO ETF Trust are similar but contain some differences. For example, the organizational documents are governed by different state law and the PIMCO ETF Trust organizational documents contain certain provisions specific to ETFs. The organizational documents also, among some other differences, vary slightly regarding the ability of Trustees to amend them and they contain different quorum requirements. Comparisons of the organizational documents governing PIMCO Funds and PIMCO ETF Trust are provided in Exhibit B to this Combined Information Statement/Prospectus.

Comment 20: Under the heading “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND AND ACQUIRED FUND”, please add a hyperlink to each referenced prospectus pursuant to Rule 411 under the 1933 Act.

Response: The Registrant has updated the disclosure accordingly.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP